MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

February 24, 2016

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Ms. Dobelbower:

This letter responds to comments you conveyed on February 5, 2016, regarding post-effective amendment no. 527 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 528 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) (the “Amendment”). The Amendment was made to register a new series of the Trust: the PowerShares DWA Tactical Multi-Asset Income Portfolio (the “Fund”). For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Fund’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Additionally, we represent that the Fund will include all outstanding information from the Amendment in a subsequent, updated post-effective amendment that will be filed to reflect the changes discussed below.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the Amendment.

Prospectus

1.	Comment:	Page 3: In the section titled “Summary Information—Principal Investment Strategies,” please disclose whether the Fund’s underlying index has any duration, maturity or quality requirements for eligible components.

	Response:	The Fund will invest exclusively in other exchange-traded funds (“ETFs”) and therefore will operate as a “fund-of-funds.” In contrast to an index of debt securities, the ETF components of the underlying index do not have any duration, maturity or quality aspects. However, some of the component ETFs do invest in a range of fixed income securities, including higher-yielding, lower-rated fixed income securities. Therefore, although the underlying index does not have any specific duration, maturity or quality requirements for those ETFs. The Fund has

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 24, 2016

included disclosure to this effect in the section titled “Summary Information—Principal Investment Strategies,” as set forth in response to comment no. 2, below.
2.	Comment:

Page 3: In the section titled “Summary Information—Principal Investment Strategies,” please revise the disclosure using plain English to explain how the index provider selects the components of the underlying index.

Response:

The Fund has revised the disclosure pursuant to the staff’s request. The Fund also notes that the index provider has determined to modify the underlying index such that it will not contain (and thus the Fund will not invest in) individual securities underlying a particular ETF. The revised disclosure also reflects this change; it now reads as follows:

“The Fund generally will invest at least 90% of its total assets in securities that comprise the Underlying Index. The Fund is a “fund of funds,” meaning that it ~~may~~ invests ~~all or a portion~~ of its assets in the shares of other exchange-traded funds (“ETFs”) eligible for inclusion in the Underlying Index ~~(the “Underlying ETFs”)~~, rather than in securities of individual companies. The Underlying Index is composed exclusively of other ETFs (the “Underlying ETFs”) and, under ~~Under~~ normal circumstances, most of the Underlying ETFs will be ETFs advised by the Fund’s adviser or its affiliates (the “PowerShares ETFs”). The Fund and the PowerShares ETFs are part of the same group of investment companies. ~~Additionally, in certain circumstances, the Fund may invest in individual income-producing securities that are included in the Underlying Index, as described below.~~

Strictly in accordance with its guidelines and mandated procedures, Dorsey, Wright & Associates, LLC (the “Index Provider” or “Dorsey Wright”) compiles, maintains and calculates the Underlying Index, which, at any given time, is composed of one to five Underlying ETFs selected from ~~income-producing ETFs Underlying . In selecting the components of the Underlying Index, the Index Provider begins with~~ a universe of income-producing ETFs (the “Eligible ETFs”), each of which generally is designed to seek to provide high levels of current income. This universe, which the Index Provider may change from time to time, consists mostly of PowerShares ETFs that employ income-oriented strategies. ~~ETFs included in the universe of~~ The Eligible ETFs ~~are those that generally are designed to provide current income and represent various~~ invest their assets in different segments of the securities markets, such as: U.S. Treasuries, domestic and international bonds, dividend paying equities, preferred stock, real estate investment trusts (“REITs”) and master-limited partnerships (“MLPs”). The various Eligible ETFs may hold fixed income securities of any duration, maturity or quality, and certain Eligible ETFs may invest primarily in high-yield (or “junk”) bonds.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 24, 2016

The Underlying Index seeks to gain exposure to the income-producing segments of the U.S. securities market that display the strongest relative strength, as evaluated on a monthly basis. ~~The Index Provider selects Eligible ETFs for inclusion in the Underlying Index based on relative strength and current yield criteria.~~ “Relative strength” is the measurement of a security’s performance in a given universe over time as compared to the performance of ~~another security~~ all other securities in that universe. Therefore, at any given time, the components of the Underlying Index are those Eligible ETFs that the Index Provider believes offer the greatest potential to outperform each other Eligible ETF.

Using its proprietary methodology, the Index Provider ~~implements a systematic analysis of multiple relative strength charts by aggregating Buy Signals and Sell Signals within a “Matrix” format. The Matrix is ranked such that the Eligible ETF with the highest number of Buy Signals is ranked the highest, while the Eligible ETF with the lowest number of Buy Signals is ranked last. The Index Provider~~ ranks each Eligible ETF by its relative strength and then eliminates those ETFs that rank in the bottom half of the eligible universe ~~ETFs with the lowest rank by relative strength~~. Next, the Index Provider ranks the remaining Eligible ETFs by current yield, and selects the top five highest yielding ETFs for inclusion in the Underlying Index. ~~However, in certain circumstances, the Index Provider may include the securities held by a selected Eligible ETF or the securities included in the index that the Eligible ETF tracks, in lieu of selecting the Eligible ETF itself. In such instances, the Underlying Index would include greater than five constituent securities.~~

The Underlying Index is a modified equal weight index. The Index Provider evaluates the components of the Underlying Index each month to determine whether, based on potential changes in the relative strength or weightings of the Eligible ETFs, any change to the composition or rebalancing of component weights of the Underlying Index is necessary. Each ~~Eligible~~ Underlying ETF ~~selected for inclusion in the Underlying Index~~ is equally weighted, with each ~~constituent Eligible ETF~~ usually representing 20% of the weight of the Underlying Index at the time of rebalance. At times, however, the Underlying Index may include fewer than five components, such as during certain economic conditions when the Index Provider’s relative strength methodology favors overweighting U.S. Treasury Security ETFs. The Fund generally invests in each Underlying ETF in proportion to its weighting in the Underlying Index. ~~In instances where individual securities are selected in lieu of Eligible ETF, the Fund generally invests in each constituent security comprising the Underlying Index in proportion to its weighting in the Underlying Index.”~~

3.	Comment:	Page 6: In the section titled “Summary Information—Principal Risks of Investing in the Fund—Underlying Investments Risk—MLP Tax Risk,” we note that MLPs typically invest heavily in the energy sector. Therefore, please disclose the risks of investing in that sector.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 24, 2016

	Response:	The Fund has revised the disclosure in the section cited by the staff to include a discussion of the risks affecting investments in the energy sector. The new disclosure, which appears as its own subsection immediately following “—MLP Tax Risk,” is set forth below:

Energy Sector Risk. MLPs frequently invest to a large extent in the energy sector. As such, by having exposure to MLPs, the Fund also has exposure to the risks inherent in the energy sector. Changes in worldwide energy prices, exploration and production spending may adversely affect companies in the energy sector. Changes in government regulation, world events and economic conditions also affect these companies. In addition, these companies are at risk of civil liability from accidents resulting in injury, loss of life or property, pollution or other environmental damage claims and risk of loss from terrorism and natural disasters. Commodity price volatility, changes in exchange rates, imposition of import controls, increased competition, depletion of resources, development of alternative energy sources, technological developments and labor relations also could affect companies in this sector.

4.	Comment:	Page 6: In the section titled “Summary Information—Principal Risks of Investing in the Fund—Underlying Investments Risk,” please consider moving the subsection “—Valuation Risk” next to the subsection “—Foreign Investment Risk” so that the connection between foreign investments and securities valuation is made clearer.

	Response:	The Fund has moved the location of the “Valuation Risk” subsection as requested by the staff.

5.	Comment:	Page 6: In the section titled “Summary Information—Principal Risks of Investing in the Fund—Non-Correlation Risk,” please disclose how often the underlying index (and therefore the Fund) rebalances its components.

	Response:	The Fund has amended the subsection pursuant to the staff’s request. The revised subsection “—Non-Correlation Risk” now reads as follows:

Non-Correlation Risk. The Fund’s return may not match the return of the Underlying Index for a number of reasons. For example, the Fund incurs operating expenses not applicable to the Underlying Index, as well as a proportionate amount of the operating expenses of the Underlying ETFs. The Fund also incurs costs in buying and selling shares of Underlying ETFs, especially when rebalancing its securities holdings to reflect changes in the composition of the Underlying Index in instances when the Index Provider’s monthly review of the components of the Underlying Index results in such a rebalancing or re-weighting. In addition, the performance of the Fund and the Underlying Index may vary due to asset valuation differences and differences between the Fund’s portfolio and the Underlying Index resulting from legal restrictions, costs or liquidity constraints.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 24, 2016

6.	Comment:

Page 7: In the section titled “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the Fund states that there “may be instances in which the Adviser may choose to

(i) overweight a security or Underlying ETF in the Underlying Index, (ii) purchase securities or shares of other underlying funds not contained in the Underlying Index that the Adviser believes are appropriate to substitute for certain Underlying Index constituents, or (iii) utilize various combinations of other available investment techniques in seeking to track the Underlying Index.”

Please explain how the methodology of the underlying index permits the Fund to take the actions set forth in (i), (ii) and (iii) above and remain a passive index.

	Response:	As mentioned above, the underlying index has been revised by the index provider such that it will not contain, nor will the Fund invest in, individual securities not otherwise included in an underlying ETF’s portfolio. The Fund has clarified this point by revising the disclosure as follows:

“There also may be instances in which the Adviser may choose to (i) overweight ~~a security or~~ an Underlying ETF ~~in the Underlying Index~~, (ii) purchase ~~securities or~~ shares of other ~~underlying funds~~ Eligible ETFs ~~not contained in the Underlying Index~~ that the Adviser believes are appropriate to substitute for certain ~~Underlying Index constituents~~ Underlying ETFs, or (iii) utilize various combinations of other available investment techniques (e.g., sampling the Underlying Index) in seeking to track the Underlying Index.”

The underlying index’s methodology permits the index provider, in its sole discretion, to select new eligible ETFs; additionally, the index provider may alter the universe of eligible ETFs over time if new ETFs become available for investment. Because the underlying index’s methodology grants such flexibility to the index provider, the Fund may, at times, be forced to take the actions described in (i), (ii) and (iii) to seek to maintain minimal tracking error. These actions are consistent with the representations of the exemptive relief from the SEC that permits the Fund to operate as an ETF.[1]

Also, the Fund notes that, for various reasons set forth in the registration statement, including tax matters, costs, liquidity constraints or possible legal impediments (such as those caused by the investment activities of one or more of the Adviser’s affiliates for their proprietary accounts and for client accounts), the Fund may be restricted in its ability to acquire shares of an underlying ETF in an amount equal to such underlying ETF’s weight in the underlying index. As a result, the Fund may take the actions set forth above consistent with the terms of its Order. Additionally, as disclosed in the prospectus and consistent with the Order, the Fund may sell shares of underlying ETFs in anticipation of their removal from the underlying index, or purchase shares of eligible ETFs not included in the underlying index in anticipation of their addition to the underlying index.[2]

[1]	See In re PowerShares Exchange-Traded Fund Trust, et. al., Investment Company Act Release Nos. 25961 (March 4, 2003) (notice) and 25985 (March 28, 2003) (order) (collectively, the “Order”). The notice to the Order states that a Fund “using a replication strategy generally will hold most of the component securities of the Underlying Index in the same approximate proportions as the Underlying Index, but may not hold all of the securities that comprise the Underlying Index in certain instances.”
[2]	Moreover, the Fund may accept shares of those other securities for in-kind payment. As noted in the application for the Order, “to reflect various … changes in the Fund’s Underlying index (such as reconstitutions) an Index Fund may accept … securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Index.”

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 24, 2016

Moreover, consistent with the terms of the Order, after investing 90% of its total assets in the components of its underlying index, the Fund may invest its remaining assets in other securities to seek to track the underlying index.

7.	Comment:	Page 9: The section titled “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Underlying Funds Risk” contains a reference to the term “component ETFs.” Please define or delete the term, as necessary.

	Response:	The Fund has deleted the reference to “component ETFs.”

8.	Comment:	Page 12: Please disclose whether the underlying index is concentrated and, if so, that the Fund is subject to industry concentration risk.

	Response:	Pursuant to the index provider’s methodology, the underlying index may be concentrated from time to time to the extent that the investments of the underlying ETFs, individually or in the aggregate, cause it to be concentrated. To the extent that the underlying index could be deemed to be concentrated, the Fund likewise would be concentrated in an industry or sector to approximately the same extent. Therefore, the Fund has included an “Industry Concentration Risk” subsection within the section “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund—Underlying Funds Risk,” which reads as follows:

“Industry Concentration Risk. In following its methodology, the Underlying Index from time to time may be concentrated to a significant degree due to the Underlying Index’s inclusion of Underlying ETFsthat individually or in the aggregate may concentrate their investments in securities of issuers in a single sector or a few sectors. To the extent that the Underlying Index is so concentrated, the Fund also will be concentrated to approximately the same extent. By so doing, the Fund may face more risks than if it were diversified broadly over multiple industries or sectors. Such industry- or sector-based risks, any of which may adversely affect the companies in which an Underlying ETF invests, may include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand in a particular industry; competition for resources, adverse labor relations, political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of companies in an industry. In addition, at times, such industry or sector may be out of favor and underperform other industries or the

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 24, 2016

market as a whole. Information about the Fund’s exposure to a particular industry will be available in the Fund’s Annual and Semi-Annual Reports to Shareholders, as well as on its Forms N-Q as filed with the SEC.”

The Fund also notes that it has included a similar risk in its summary prospectus on page 6.

9.	Comment:	Page 13: The section titled “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund—Index Rebalancing Risk” states that the index provider may undertake an ad hoc rebalance of the underlying index. In those circumstances, will the Fund also conduct an ad hoc rebalance?

	Response:	Should the index provider conduct an ad hoc rebalance of the underlying index, the Fund likewise will conduct an ad hoc rebalance of its portfolio to mirror the underlying index. The Fund has revised the second paragraph of the subsection “—Index Rebalancing Risk” to clarify this fact. It now reads as follows:

“Apart from rebalances of the Underlying Index that occur pursuant to its methodology, the Index Provider may carry out additional ad hoc rebalances to the Underlying Index to, for example, correct an error in the selection of constituents. ~~When~~ The Fund, in turn, will rebalance ~~rebalances~~ its portfolio on the same basis; in so doing, the Fund and its shareholders will bear any transaction costs and market exposure arising from that ad hoc rebalance ~~such portfolio rebalancing will be borne by the Fund and its shareholders~~. Unscheduled rebalances also expose the Fund to additional tracking error risk. Therefore, errors and additional ad hoc rebalances carried out by the Index Provider may increase the Fund’s costs and market exposure.”

10.	Comment:	Page 15: In the section titled “Management of the Fund—Portfolio Managers,” please provide at least five years’ prior work experience for each portfolio manager in accordance with the requirements of Form N-1A.

	Response:	The Fund has amended that subsection pursuant to the staff’s request. The revised disclosure now reads as follows:

“Tony Seisser, Vice President and Portfolio Manager of the Adviser, has been one of the Portfolio Managers primarily responsible for the day-to-day management of the Fund since its inception. Mr. Seisser has been associated with the Adviser since 2013. From 2010 to 2013, he was employed by Guggenheim Funds Distributors, Inc.

Jonathan Nixon, Vice President and Portfolio Manager of the Adviser, has been one of the Portfolio Managers primarily responsible for the day-to-day management of the Fund since its inception. Mr. Nixon has been associated with the Adviser since 2011. From 2008 to 2010, he was a Tax Manager for General Electric.”

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 24, 2016

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,
/s/ Mark Greer
Mark Greer, Esq.

Copy:	Anna Paglia, Esq.
Eric Purple, Esq.
Adam Henkel, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

February 24, 2016

BY EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary of the Trust